EXHIBIT 99.3

May 9, 2023

By EDGAR

Wheaton Precious Metals Corp.

Suite 3500, 1021 West Hastings Street

Vancouver, British Columbia

V6E 0C3

RE: Wheaton Precious Metals Corp. Prospectus Supplement dated May 9, 2023

Dear Sirs/Mesdames:

We refer you to the prospectus supplement dated May 9, 2023 (the “Prospectus Supplement”) to the short form base shelf prospectus of Wheaton Precious Metals Corp. dated April 13, 2023, forming part of the Registration Statement on Form F-10 (Registration No. 333-271239) filed by Wheaton Precious Metals Corp. with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our opinions under the heading “Certain Canadian Federal Income Tax Considerations” and to the references of our name under the headings “Legal Matters” and “Documents filed as Part of the Registration Statement” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

/s/ Blake, Cassels & Graydon LLP